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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                        HOMESTEAD VILLAGE INCORPORATED
                           (NAME OF SUBJECT COMPANY)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                  WARRANTS TO PURCHASE SHARES OF COMMON STOCK
                       (TITLE OF CLASSES OF SECURITIES)

                                  437851 10 8
                                  437851 11 6
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                          JEFFREY A. KLOPF, SECRETARY
                      SECURITY CAPITAL GROUP INCORPORATED
                              125 LINCOLN AVENUE
                          SANTA FE, NEW MEXICO 87501
                                (505) 982-9292

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


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--------------------------------------------
CUSIP NOS.: 437851 10 8; 437851 11 6
--------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Security Capital Group Incorporated
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      WC, BK, OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF MARYLAND
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                     7  SOLE VOTING POWER       14,727,124 (includes 3,582,722
                                                Shares that may be acquired
     NUMBER OF                                  upon exercise of Warrants)

      SHARES       -----------------------------------------------------------
                     8  SHARED VOTING POWER
   BENEFICIALLY
                                                         -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER  14,727,124 (includes 3,582,722
                                                Shares that may be acquired
    REPORTING                                   upon exercise of Warrants)

      PERSON       -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
       WITH
                                                         -0-
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,727,124 Shares (includes 3,582,722 Shares that may be acquired upon exercise of Warrants)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.0%
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14    TYPE OF REPORTING PERSON

      CO
==============================================================================

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--------------------------------------------
CUSIP NOS.: 437851 10 8; 437851 11 6
--------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William D. Sanders
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      AF, OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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                     7  SOLE VOTING POWER       203,612 (includes 166,738 Shares
                                                that may be acquired upon
     NUMBER OF                                  exercise of Warrants

      SHARES       -----------------------------------------------------------
                     8  SHARED VOTING POWER     14,930,736 (includes 3,749,460
   BENEFICIALLY                                 Shares that may be acquired

     OWNED BY                                   upon exercise of Warrants)
                   -----------------------------------------------------------
       EACH          9  SOLE DISPOSITIVE POWER  203,612 (includes 166,738 Shares that may be acquired upon
    REPORTING                                   exercise of Warrants)

      PERSON       -----------------------------------------------------------
                    10 SHARED DISPOSITIVE       14,930,736 (includes 3,749,460
       WITH            POWER                    Shares that may be acquired
                                                upon exercise of Warrants)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,930,736 Shares (includes 3,749,460 Shares that may be acquired upon exercise of Warrants)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
==============================================================================

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To finance any exercises of Warrants or to purchase additional Shares or Warrants, SCG has used and intends to use working capital or funds borrowed under a $300 million revolving line of credit facility with a syndicate of banks agented by Wells Fargo Realty Advisors Funding, Incorporated.

ITEM 4.  PURPOSE OF TRANSACTION

     SCG has acquired Homestead's Shares and Warrants to provide Homestead with capital to acquire and develop moderate priced, extended-stay lodging facilities. SCG intends to play a major role in the direction of Homestead for the purpose of maximizing the value of Homestead. Except as otherwise noted, SCG does not have any plans or proposals that relate to or would result in the following:

     (a) The acquisition of additional securities of Homestead or the disposition of securities of Homestead, except (i) that SCG announced on December 2, 1996 that it may purchase from time to time up to $25 million of Shares or Warrants in open maket transactions or in privately negotiated transactions, (ii) that SCG may acquire Shares in the future at the same times and on the same terms available to other shareholders or to the general public and (iii) that SCG intends, over time, to dispose of Shares, or not participate in any offering of Shares, to maintain an ownership interest in Homestead below 50%;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Homestead or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Homestead or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Homestead, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that SCG intends to provide significant input into the selection of two additional independent directors to join the present Homestead board of directors;

     (e) Any material change in the present capitalization or dividend policy of Homestead;

     (f) Any other material change in Homestead's business or corporate structure;

     (g) Changes in Homestead's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Homestead by any person;

     (h) Causing the Shares or the Warrants, other than pursuant to the terms of the Warrants, to be delisted from the American Stock Exchange;

     (i) A class of equity securities of Homestead becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.



                                                            Number of Shares       Percent of
Person                                                   Beneficially Owned (1)    All Shares
------                                                   ----------------------    ----------
Security Capital Group Incorporated                          14,727,124(2)           52.0%
         William D. Sanders (Corporate Ownership)            14,727,124(3)           52.0
         William D. Sanders (Personal Ownership)                203,612(4)             *
Samuel W. Bodman                                                      0                *
John P. Frazee, Jr.                                               2,758(5)             *
Cyrus F. Freidheim, Jr.                                           1,102                *
H. Laurance Fuller                                                  155                *
Ray L. Hunt                                                     102,274                *
John T. Kelley, III                                               3,149                *
Peter S. Willmott                                                 3,448                *
C. Ronald Blankenship                                             7,599                *
Michael Simmons                                                     209                *
Thomas G. Wattles                                                     0                *

*    Less than 1%

(1) Includes, for SCG, Messrs. Sanders, Bodman, Frazee, Freidheim, Fuller, Hunt, Kelley, Willmott, Blankenship, Simmons and Wattles, 3,582,722, 166,738, 0, 1,107, 442, 62, 41,064, 1,264, 1,384, 3,051, 84 and 0 Shares,
     respectively, that may be acquired upon exercise of Warrants.

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(2)  These Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of SCG, and are, or will be, pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of October 31, 1996, there were $57 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by SCG of PTR, Atlantic, Security Capital Industrial Trust and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with SCG and which invests in real estate operating companies in the United States. SCG estimates that the aggregate market value of the pledged securities exceeded $2.0 billion as of October 31, 1996. SCG was in compliance with all covenants under the line of credit as of June 30, 1996.
(3) Mr. Sanders may be deemed to beneficially own these Shares, which are owned by SCG, because Mr. Sanders, as Chairman and Chief Executive Officer of SCG, shares voting and dispositive power with respect to all Shares owned by SCG.
(4) 127,562 Shares are, or will be, owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 73,425 Shares which are, or will be, owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power, and 2,625 Shares which are, or will be owned by a foundation of which Mr. Sanders is a director.
(5) Does not include Shares which may be issued under Homestead's Outside Directors Plan.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except: on November 1, 1996, SCG exercised 500,000 Warrants at $10.00 per Warrant; on November 25, 1996, SCG exercised 750,000 Warrants at $10.00 per Warrant; on December 3, 1996, SCG purchased 56,700 Warrants at an average purchase price of $5.936 per Warrant; on December 4, 1996, SCG purchased 46,000 Warrants at an average purchase price of $6.125 per Warrant; between November 26, 1996 and December 2, 1996, Mr. Sanders purchased 124,500 Warrants at an average purchase price of $6.34 per Warrant; and between November 26, 1996 and December 2, 1996, CAMPR Partners Limited purchased 17,500 Warrants at an average purchase price of $6.26 per Warrant.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above table.

     (e) No person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares or Warrants.

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                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 9, 1996           HOMESTEAD VILLAGE INCORPORATED



                                  By:/s/ Jeffrey A. Klopf
                                     -----------------------------------------
                                  Name:   Jeffrey A. Klopf
                                  Title:  Secretary


                                  WILLIAM D. SANDERS



                                  By:/s/ Jeffrey A. Klopf
                                     -----------------------------------------
                                  Name:  Jeffrey A. Klopf, as attorney-in-fact